Exhibit 99.2

SILVERCORP METALS INC.
Suite 1378 – 200 Granville Street
Vancouver, BC, V6C 1S4
INFORMATION CIRCULAR
FOR THE 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD AT 10:00 A.M. ON THE 21st DAY OF SEPTEMBER, 2012

The information in this Information Circular is given as at August 17, 2012

This Information Circular is furnished in connection with the solicitation of proxies by the management (the “Management”) of SILVERCORP METALS INC. (the “Company”), for use at the Annual General Meeting (the “Meeting”) of the shareholders of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournments thereof.

In this Information Circular, references to “the Company”, “we” and “our” refer to SILVERCORP METALS INC. “Common Shares” means common shares without par value in the capital of the Company.

SOLICITATION OF PROXIES

This solicitation is made on behalf of Management of the Company. Solicitation of proxies will be conducted by mail, and may be supplemented by telephone or other personal contact to be made without special compensation by directors, officers and employees of the Company or by the Company’s registrar and transfer agent. All costs of solicitation will be borne by the Company.

Unless the context otherwise requires, references herein to “Silvercorp” mean the Company and its subsidiaries. The principal executive office of the Company is located at Suite 1378 – 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4. The telephone number is (604) 669-9397, toll free telephone number is 1-888-224-1881, and the facsimile number is (604) 669-9387. The Company’s website address is www.silvercorp.ca. The information on that website is not incorporated by reference into this Information Circular. The registered and records office of the Company is located at Suite 1378 – 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4.

Unless otherwise indicated, all currency amounts stated in this Information Circular are stated in the lawful currency of the United States.

PROXY INSTRUCTIONS

Appointment of Proxyholder(s)

The persons named in the accompanying form of proxy (the “Proxy”) are Directors and/or Officers of the Company. A Registered Shareholder (as defined below) has the right to appoint some other person, who need not be a shareholder, to represent the Registered Shareholder at the Meeting by striking out the names of the persons designated in the accompanying Form of Proxy and by inserting that other person’s name in the blank space provided. If you leave the space on the Proxy blank, those Directors and/or Officers named on the Proxy are appointed to act as your proxyholder.

The Proxy must be signed in writing by the Registered Shareholder, or such Registered Shareholder’s attorney duly authorized in writing. If signed by a duly authorized attorney, the Proxy must be accompanied by the original power of attorney or a notarially certified copy thereof. If the Registered Shareholder is a corporation, the Proxy must be in writing signed by an officer or attorney of the corporation duly authorized by resolutions of the directors of such corporation, which resolutions must accompany such instrument.

A Proxy will only be valid if it is duly completed, signed, dated and received at the Company's registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), in accordance with the instructions provided on the Proxy, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time set for the holding of the Meeting, unless the Chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

REVOCATION OF PROXIES

A Registered Shareholder may revoke a Proxy by delivering an instrument in writing executed by the Registered Shareholder or by the Registered Shareholder’s attorney authorized in writing, or where the Registered Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, either at the office of the Company at any time up to and including the last business day preceding the day of the Meeting, or with the consent of the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, before any vote in respect of which the Proxy is to be used shall have been taken. A Registered Shareholder may also revoke a Proxy by depositing another properly executed Proxy appointing a proxyholder bearing a later date with the Company’s registrar and transfer agent in the manner described above, or in any other manner permitted by law. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to such revocation.

Only Registered Shareholders have the right to revoke a Proxy. Non-Registered Shareholders (as defined below) who wish to change their voting instructions must, in sufficient time in advance of the Meeting, arrange for the Company (where the Non-Registered Shareholder is a NOBO (as defined below)) or their Intermediaries (where the Non-Registered Shareholder is an OBO (as defined below)) to change their vote and if necessary revoke their Proxy.

HOW TO VOTE

Only registered shareholders as of the Record Date (as defined below) (“Registered Shareholders”) or their duly appointed proxyholders are permitted to vote at the Meeting. Non-Registered Shareholders (as defined below) are not permitted to vote at the Meeting as only Proxies from Registered Shareholders can be recognized and voted at the Meeting.

If you are a Registered Shareholder you may vote by attending the Meeting in person, or if you do not plan to attend the Meeting, by completing the Proxy and delivering it according to the instructions contained in the Proxy and this Information Circular. If you intent to attend the Meeting and vote your Common Shares in person, you should not complete a Proxy.

Non-Registered Shareholders: Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”), meaning the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. Common Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.

If you are a Non-Registered Shareholder, and unless you have previously informed your Intermediary that you do not wish to receive material relating to the Meeting, you should receive or have already received (i) from the Company or its agent a request for voting instructions or (ii) from your intermediary either a request for voting instructions or a proxy form. In either case, you have the right to exercise voting rights attached to the Common Shares beneficially owned by you, including the right to attend and vote the Common Shares directly at the Meeting.

The documents that you receive, and who you receive them from, will vary depending upon whether you are a “non-objecting beneficial owner” (a “NOBO”), which means you have provided instructions to your Intermediary that you do not object to the Intermediary disclosing beneficial ownership information about you to the Company for certain purposes, or an “objecting beneficial owner” (an “OBO”), which means that you have provided instructions to your Intermediary that you object to the intermediary disclosing such beneficial ownership information.

Non-Objecting Beneficial Owners

If you are a NOBO, a request for voting instructions from the Company or its agent is included with these materials. These securityholder materials are being sent to both registered and non-registered owners of the Common Shares. If you are a Non-Registered Shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding Common Shares on your behalf. By choosing to send these materials to you directly, the Company has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

If you wish to attend the Meeting and vote in person, write your name in the place provided for that purpose in the voting instruction form provided to you and we will deposit it with our transfer agent, or, if you request on the voting instruction form, we will send you a form of legal proxy that will grant you or your appointee the right to attend the Meeting and vote in person. If you do not intend to attend the Meeting or have an appointee do so on your behalf but you wish your shares to be voted, please complete and return the information requested in the voting instruction form to provide your specific voting instructions. Otherwise your Common Shares will not be voted.

Objecting Beneficial Owners

If you are an OBO, you should receive or have already received from your Intermediary either a request for voting instructions or a proxy form. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow providing voting instructions by telephone, on the Internet, by mail or by fax. If you wish to vote in person at the Meeting you should follow the procedure in the directions and instructions provided by or on behalf of your Intermediary and insert your name in the space provided on the request for voting instructions or proxy form or request a form of legal proxy which will grant you the right to attend the Meeting and vote in person.

The purpose of the above procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares of the Company they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the Proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary. An Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXIES

If you complete your Proxy properly, then the nominee named in the accompanying Proxy will vote or withhold from voting the Common Shares represented by the Proxy in accordance with your instructions on any ballot that may be called for and, if you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. If you do not specify a choice on any given matter to be voted upon your Common Shares will be voted in favour of such matter or how the person appointed as your proxyholder sees fit. The Proxy grants the nominee the discretion to vote on amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that may properly come before the Meeting. If any such amendments or variations are proposed to the matters described in the Notice of Meeting, or any other matters properly come before the Meeting, your proxyholder may vote your Common Shares as he or she considers best.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, “Person” shall include each person: (a) who has been a director, executive officer or insider of the Company at any time since the commencement of the Company's last completed financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The Company is authorized to issue an unlimited number of Common Shares, each Common Share carrying the right to one vote. As at the date hereof, the Company has issued and outstanding 170,720,808 fully paid and non-assessable Common Shares. The Company has no other classes of securities.

The directors of the Company have fixed August 17, 2012 as the record date (the “Record Date”) for the determination of shareholders entitled to receive the Notice of Meeting and to vote at the Meeting. Any such shareholder who either personally attends the Meeting or has completed and delivered a Proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his or her Common Shares voted at the Meeting.

On a show of hands, every individual who is present as a Registered Shareholder or as a representative of a Registered Shareholder will have one vote (no matter how many Common Shares such Registered Shareholder holds). On a poll, every Registered Shareholder present in person or represented by proxy and every person who is a representative of a Registered Shareholder will have one vote for each Common Share registered in the name of the Registered Shareholder on the list of Registered Shareholders, which is available for inspection during normal business hours at Computershare and which will be available at the Meeting. Registered Shareholders represented by proxyholders are not entitled to vote on a show of hands.

To the knowledge of the directors and executive officers of the Company, as at the date hereof there are no persons who or companies that beneficially own, or control or direct, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company.

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution to fix the number of directors of the Company at seven (7) for the ensuing year.

ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next annual general meeting of the shareholders, or until his successor is elected or appointed, unless that person’s office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”). Management has received written consent from all director nominees of their willingness and ability to serve as a director. Each director nominee has also agreed that if the number of Common Shares withheld exceeds the number of Common Shares voted in favour, the director nominee shall be considered not to have received support of the shareholders and will tender his or her resignation. In the absence of instructions to the contrary, the accompanying Proxy will be voted for the director nominees herein listed. If there are more nominees for election than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected until all such vacancies have been filled.

The following table sets out the names of management’s nominees for election as directors, the municipality and province or state, and country in which each is ordinarily resident, all offices of the Company now held by each of them, each nominee’s principal occupation, business or employment, the period of time for which each nominee has served as a director of the Company, and the number of Common Shares of the Company that each nominee beneficially owns, or controls or directs, directly or indirectly, as of August 17, 2012.

Name and Municipality of Residence(1)	Current Positions and Offices Held	Principal Occupations During the Last Five Years(1)	Date of Appointment as a Director or Officer	Common Shares Beneficially Owned(4)
Dr. Rui Feng West Vancouver, BC Canada	Chairman, Chief Executive Officer and Director	Chairman and CEO of the Company from September 2003 to present; Appointed President of New Pacific Metals Corp. since May 2010 and Director of New Pacific Metals Corp. since May 2004.	September 4, 2003	3,989,500
Myles Jianguo Gao Vancouver, BC Canada	President, COO and Director	President and COO of the Company since March 2003.	November 14, 2002	803,713
S. Paul Simpson (5)(6)(7) Vancouver, BC Canada	Director	Solicitor at Armstrong Simpson, Barristers & Solicitors.	June 24, 2003	648,005
Earl Drake(3)(5) Vancouver, BC Canada	Director	Vice Chairman Emeritus of the Canada China Business Council; former Project Director of the China Council on Environment & Development; and Honorary Professor in Residence at University of British Columbia. Prior to settling in Vancouver, Mr. Drake spent many years abroad as Canadian Ambassador to China and Indonesia, Executive Director at the World Bank in Washington and as Canadian diplomat at the OECD in Paris and embassies in Malaysia and Pakistan.	July 24, 2006	16,899
Yikang Liu(5)(6) Beijing, China	Director	Past Deputy Secretary General of China Mining Association; Director of New Pacific Metals Corp. from September 2004 to July 2006.	July 24, 2006	134,500
Robert Gayton(3)(6)(8) West Vancouver, BC, Canada	Director	Director of each of Nevsun Resources Ltd., Amerigo Resources Ltd., B2Gold Corp., Quaterra Resources Inc., Eastern Platinum Ltd., Copper North Mining Corp., Western Copper and Gold Inc., and NorthIsle Copper and Gold Inc.	September 30, 2008	2,000

Name and Municipality of Residence(1)	Current Positions and Offices Held	Principal Occupations During the Last Five Years(1)	Date of Appointment as a Director or Officer	Common Shares Beneficially Owned(4)
David Kong(3) Vancouver, BC Canada	Director	From 1981 to 2004, he was partner of Ellis Foster Chartered Accountants and a partner at Ernst & Young LLP from 2005 to 2010. Currently, Mr. Kong is a director of New Pacific Metals Corp., IDM International Limited , Hana Mining Ltd., Uranium Energy Corp., and Brazil Resources Inc.	November 24, 2011	5,000

(1)	The information as to municipality of residence and principal occupation of each nominee and Common Shares beneficially owned, directly or indirectly, or controlled is not within the knowledge of the management of the Company and has been individually furnished by the respective nominee.
(2)	Includes occupations for the preceding 5 years unless the director was elected at the previous annual general meeting and was shown as a nominee for election as a director in the information circular for that meeting.
(3)	Member of Audit Committee.
(4)	The approximate number of Common Shares of the Company carrying the right to vote in all circumstances beneficially owned, or controlled or directed, directly or indirectly, is based upon information furnished to the Company by each proposed nominee as at the date hereof.
(5)	Member of Corporate Governance Committee
(6)	Member of Compensation Committee.
(7)	Mr. Simpson is Corporate Secretary of Salmon River Resources Ltd. (formerly WPI Gold Ltd.) (“WPI”). As a result of failure to file financial statements on time, WPI was the subject of Cease Trade Orders (“CTOs”) issued by the Alberta Securities Commission (“ASC”) April 4, 2003 (revoked May 15, 2004) and December 5, 2003 (revoked on October 31, 2005), and the British Columbia Securities Commission (“BCSC”) issued a CTO against WPI November 25, 2003, (revoked February 9, 2004). Revocations of the CTOs were issued when appropriate materials were filed.
(8)	Robert Gayton, a director of the Company, was a director and officer of Newcoast Silver Mines Ltd. at the date of a CTO issued by the BCSC on September 30, 2003, and by the ASC on October 31, 2003, for failure to file financial statements. The orders were revoked on October 23, 2003, and March 25, 2004, respectively.

As at the date of this Information Circular and within the 10 years before the date of this Information Circular, except as disclosed above, no proposed director:

(a)	is or has been a director, chief executive officer or chief financial officer of any company (including the Company), that while that person was acting in that capacity:

i.

was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation and that was in effect for a period of more than 30 consecutive days;

ii.

was subject to an event that resulted, after the director, chief executive officer or chief financial officer, ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation and that was in effect for a period of more than 30 consecutive days;

(b)

is or has been a director or executive officer of any company (including the Company), that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has within 10 years before the date of the Information Circular became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Except as disclosed above, no proposed director of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

CORPORATE GOVERNANCE

The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian and United States requirements. The Company continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.

The New York Stock Exchange (the “NYSE”) rules require the Company to disclose any significant ways in which its corporate governance practices differ from those followed by United States domestic issuers under the NYSE listing standards. The Company believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards.

The following is a description of the Company’s corporate governance practices which has been prepared by the Governance and Nominating Committee of the Board and has been approved by the Board.

Board of Directors

In compliance with the requirements of the BCBCA, the directors are elected by the shareholders to manage, or supervise the management of, the business and affairs of the Company. In exercising their powers and discharging their duties, the directors are required to act honestly and in good faith with a view to the best interests of the Company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Four out of six members of the Board are independent within the meaning of the Governance Guidelines and the independence requirements of the NYSE. To facilitate the ability of the Board to function independently of management there are only two members of management on the Board, the Chief Executive Officer and the President/Chief Operating Officer. During each board meeting the independent directs meet without the members of management present.

The Board has adopted a description of how it delineates its roles and stewardship responsibilities in The Board of Director Charter, which is attached hereto as Schedule “1”. This description incorporates the guidelines and principles outlined in National Instrument 52-110 – Audit Committees (“NI 52-110”), National Instrument 58-101 -Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 - Corporate Governance Guidelines (“NP 58-201”).

The Board believes that good corporate governance is important to the effective performance of the Company and plays a significant role in protecting shareholders’ interests and maximizing value for the shareholders of the Company. The disclosure regarding the Company’s corporate governance practices that is required by NI 58-101 is set out in Appendix “A” to this Information Circular.

Summary of Attendance of Directors

The following table sets out the attendance of directors at Board meetings and meetings of the committees of the Board of which they were members during the year ended March 31, 2012:

Meeting(s) Attended in the Most Recently Completed Financial Year
Director	Board	Corporate Governance Committee	Compensation Committee	Audit Committee
	8 Meetings	3 Meetings	2 Meetings	5 Meetings
Dr. Rui Feng, Director, Chairman & CEO	8 out of 8	n/a	n/a	n/a
Myles Gao, Director, President & COO	8 out of 8	n/a	n/a	n/a
S. Paul Simpson, Director	8 out of 8	3 out of 3	2 out of 2	N/A
Earl Drake, Director	7 out of 8	3 out of 3	2 out of 2	5 out of 5
Yikang Liu, Director	7 out of 8	3 out of 3	2 out of 2	5 out of 5
Robert Gayton, Director (1)	7 out of 8	n/a	0 out of 2	5 out of 5
David Kong, Director(2)	2 out of 8	n/a	n/a	1 out of 5

(1)	Robert Gayton was appointed member of the compensation committee on November 24, 2011
(2)	David Kong was appointed a director and member of the audit committee on November 24, 2011

CORPORATE GOVERNANCE COMMITTEE

The Corporate Governance Committee is responsible for assisting the Board in establishing and maintaining a sound system of corporate governance through a process of continuing assessment and enhancement. The Corporate Governance Committee works to ensure that the Board functions independently of management, that management is clearly accountable to the Board and those procedures are in place to monitor the effectiveness of the performance of the Board, the Committees of the Board and individual directors. The Corporate Governance Committee is comprised of Paul Simpson, Earl Drake, and Yikang Liu, all of whom are independent directors pursuant to NI 52-110. The Corporate Governance Committee Charter is attached hereto as Schedule “2”.

COMPENSATION COMMITTEE

The Compensation Committee is responsible for determining and approving compensation for directors and senior officers. The Compensation Committee is comprised of Paul Simpson, Robert Gayton, and Yikang Liu, all of whom are independent directors pursuant to NI 52-110. The Compensation Committee Charter is attached hereto as Schedule “3”. All committee members have direct experience in executive compensation. As a result of their education and experience, each member of the Compensation Committee has familiarity with, an understanding of, or experience in reviewing executive and director compensation; administering of stock options and stock option grants; and reviewing performance goals and the assessments of executives. Within the last fiscal year, no consultants or advisors were retained to assist in determining compensation. The Compensation Committee did purchase the 2011 Mining Industry Salary Survey compiled by a large international accounting firms to confirm the reasonableness of the CEO’s compensation package relative to other North American mining companies with similar revenues. The Company’s compensation policies and programs are designed to be competitive with similar companies and to recognize and reward executive performance consistent with the success of the Company’s business.

AUDIT COMMITTEE

For information regarding the Audit Committee, see the Company’s annual information form (the “AIF”) dated June 19, 2012, under the heading “Audit Committee”, including a copy of the Audit Committee Charter which is attached to the AIF as Schedule “1”. The Audit Committee is comprised of David Kong, Robert Gayton, and Yikang Liu, all of whom are independent directors pursuant to NI 52-110. The AIF is available under the Company’s profile at www.sedar.com.

The Corporate Governance, Compensation, and Audit Committees, respectively, will be re-constituted after the Meeting.

EXECUTIVE COMPENSATION

The following table sets forth a summary of the total compensation during the three most recently completed financial years paid to the Company’s Chief Executive Officer, Chief Financial Officer, and the three other most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year whose total compensation was, individually, more than CAD$150,000 and any additional individuals who satisfy these criteria but for the fact that individual was not serving as an officer, nor acting in a similar capacity, at the end of the most recently completed financial year, hereinafter referred to as the Named Executive Officers (the “NEOs”).

Summary Compensation Table

Name and Principal Position	Fiscal Year Ended March 31	Salary ($)	Share- Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	L.T. Incentive Plans
Dr. Rui Feng(1) Chairman, CEO, and Director	2012	Nil	Nil	1,949,329(6,7,8)	503,525	Nil	Nil	594,161(1)	3,047,015
	2011	Nil	Nil	914,841(6,7,8)	542,348	Nil	Nil	384,460(1)	1,841,650
	2010	Nil	Nil	541,865(6,7,8)	Nil	Nil	Nil	320,180(1)	862,045
Myles Gao(2) President, COO, and Director	2012	Nil	Nil	668,906(6,7,8)	201,410	Nil	Nil	371,601(2)	1,241,917
	2011	Nil	Nil	588,163(6,7,8)	149,146	Nil	Nil	225,977(2)	963,285
	2010	Nil	Nil	416,819(6,7,8)	Nil	Nil	Nil	237,871(2)	654,690
Shaoyang Shen(3), VP, China Operations	2012	186,304(6)	Nil	98,854(6,7)	60,423	Nil	Nil	Nil	345,581
	2011	156,648(6)	Nil	204,909(6,7)	45,196	Nil	Nil	Nil	406,753
	2010	142,911(6)	Nil	155,447(6,7)	Nil	Nil	Nil	Nil	298,358
Maria Tang(5), CFO	2012	231,621(6)	Nil	250,837(6,7)	65,458	Nil	Nil	Nil	547,916
	2011	153,665(6)	Nil	230,205(6,7)	45,196	Nil	Nil	Nil	429,066
	2010	137,564(6)	Nil	166,728(6,7)	Nil	Nil	Nil	Nil	304,292
Lorne Waldman(4), Corporate Secretary	2012	229,104(6)	Nil	250,837(6,7)	65,458	Nil	Nil	Nil	545,399
	2011	153,665(6)	Nil	230,205(6,7)	45,196	Nil	Nil	Nil	429,066
	2010	151,014(6)	Nil	166,728(6,7)	Nil	Nil	Nil	Nil	317,742

(1)	Consulting fees payable to a firm controlled by Dr. Rui Feng for his services as Chairman and Chief Executive Officer of Silvercorp Metals Inc. pursuant to a Consulting Agreement dated May 1, 2003, and reviewed and adjusted annually by the Board of Directors. The consulting fee was paid in Canadian dollars and was translated into US dollars using an annual average rate. The average translation rates between US dollars and Canadian dollars used for fiscal 2012, 2011, and 2010 are 1.0070, 1.1063, and 1.0904 respectively. No compensation was paid to Dr. Rui Feng for his services as a director of the Company in 2012, 2011, or 2010.
(2)	Consulting fees payable to Myles Gao and to a firm controlled by Myles Gao for his services as President and Chief Operating Officer of Silvercorp Metals Inc. pursuant to a Consulting Agreement dated March 1, 2004, and reviewed and adjusted annually by the Chief

Executive Officer. The consulting fee was paid in Canadian dollars and was translated into US dollars using an annual average rate. The average translation rates between US dollars and Canadian dollars used for fiscal 2012, 2011, and 2010 are 1.0070, 1.1063, and 1.0904 respectively. No compensation was paid to Myles Gao for his services as a director of the Company in 2012, 2011, or 2010.
(3)	Shaoyang Shen was appointed as General Manager of the Company in January 2008 and then Vice President, China Operations, of the Company in 2009.
(4)	Lorne Waldman was appointed as Corporate Secretary of the Company in September 2007.
(5)	Maria Tang was appointed as Interim CFO of the Company in October 2008 and confirmed as CFO on August 13, 2010.
(6)	Salary is paid in Canadian dollars and option-based awards are calculated in Canadian dollars. Salary and option-based awards are translated into US dollars using the annual average exchange rate. The translation rates used for fiscal 2012, 2011 and 2010 are 1.0070, 1.1063, and 1.0904 respectively.
(7)	The Company has adopted IFRS 2 – Share Based Payments (fiscal 2012) and CICA 3870 Stock-Based Compensation and Other Stock-Based Payments (fiscal 2011 and fiscal 2010) to account for the issuance of stock options (as defined below) to employees and non-employees. The fair value of Options is estimated at the grant date using the Black-Scholes Option Pricing Model which requires the input of a number of assumptions. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the control of the Company. The following summarizes the key assumptions used to calculate the fair value of each set of Options granted in each fiscal year ended March 31:

Name	Year of Options Granted	Grant Date	Options Granted	Exercise price (CAD$)	Expired Date	Weighted average expected lives (years)	Weighted average risk free rates	Weighted average volatilities	Weighted average fair value per option (CAD$)
Dr. Rui Feng, Chairman, CEO and Director	2012	6-Mar-2012	250,000	6.69	05-Mar-2017	3.12	1.20%	65.79%	2.74
	2012	24-Nov-2011	100,000	7.27	24-Nov-2016	3.13	1.06%	67.74%	3.07
	2012	4-Jul-2011	100,000	9.20	04-Jun-2016	3.12	1.89%	66.85%	4.01
	2012	7-Apr-2011	80,000	14.96	07-Apr-2016	3.13	2.28%	68.19%	6.79
	2011	05-Jan-2011	80,000	12.16	04-Jan-2016	3.12	2.06%	70.42%	5.60
	2011	04-Oct-2010	100,000	8.23	03-Oct-2015	3.12	1.61%	72.77%	3.79
	2011	21-Apr-2010	48,750	7.40	20-Apr-2015	3.62	2.75%	76.20%	3.80
	2010	05-Jan-2010	97,500	7.00	5-Jan-2015	3.63	2.16%	77.00%	3.60
	2010	20-Apr-2009	195,000	2.65	19-Apr-2014	3.63	1.55%	77.00%	1.23
Myles Gao, COO, President and Director	2012	6-Mar-2012	40,000	6.69	05-Mar-2017	3.12	1.20%	65.79%	2.74
	2012	24-Nov-2011	40,000	7.27	24-Nov-2016	3.13	1.06%	67.74%	3.07
	2012	4-Jul-2011	40,000	9.20	04-Jun-2016	3.12	1.89%	66.85%	4.01
	2012	7-Apr-2011	40,000	14.96	07-Apr-2016	3.13	2.28%	68.19%	6.79
	2011	05-Jan-2011	40,000	12.16	04-Jan-2016	3.12	2.06%	70.42%	5.60
	2011	04-Oct-2010	75,000	8.23	03-Oct-2015	3.12	1.61%	72.77%	3.79
	2011	21-Apr-2010	37,500	7.40	20-Apr-2015	3.62	2.75%	76.20%	3.80
	2010	05-Jan-2010	75,000	7.00	05-Jan-2015	3.63	2.16%	77.00%	3.60
	2010	20-Apr-2009	150,000	2.65	19-Apr-2014	3.63	1.55%	77.00%	1.23
Shaoyang Shen, VP China Operations	2012	6-Mar-2012	10,000	6.69	05-Mar-2017	3.12	1.20%	65.79%	2.74
	2012	24-Nov-2011	10,000	7.27	24-Nov-2016	3.13	1.06%	67.74%	3.07

Name	Year of Options Granted	Grant Date	Options Granted	Exercise price (CAD$)	Expired Date	Weighted average expected lives (years)	Weighted average risk free rates	Weighted average volatilities	Weighted average fair value per option (CAD$)
	2012	4-Jul-2011	10,000	9.20	04-Jun-2016	3.12	1.89%	66.85%	4.01
	2011	05-Jan-2011	10,000	12.16	04-Jan-2016	3.12	2.06%	70.42%	5.60
	2011	04-Oct-2010	30,000	8.23	03-Oct-2015	3.12	1.61%	72.77%	3.79
	2011	21-Apr-2010	11,250	7.40	20-Apr-2015	3.62	2.75%	76.20%	3.80
	2010	05-Jan-2010	30,000	7.00	5-Jan-2015	3.63	2.16%	77.00%	3.60
	2010	05-Apr-2009	50,000	2.65	19-Apr-2014	3.63	1.55%	77.00%	1.23
Maria Tang, CFO	2012	6-Mar-2012	15,000	6.69	05-Mar-2017	3.12	1.20%	65.79%	2.74
	2012	24-Nov-2011	15,000	7.27	24-Nov-2016	3.13	1.06%	67.74%	3.07
	2012	4-Jul-2011	15,000	9.20	04-Jun-2016	3.12	1.89%	66.85%	4.01
	2012	7-Apr-2011	15,000	14.96	07-Apr-2016	3.13	2.28%	68.19%	6.79
	2011	05-Jan-2011	15,000	12.16	04-Jan-2016	3.12	2.06%	70.42%	5.60
	2011	04-Oct-2010	30,000	8.23	03-Oct-2015	3.12	1.61%	72.77%	3.79
	2011	21-Apr-2010	15,000	7.40	20-Apr-2015	3.62	2.75%	76.20%	3.80
	2010	05-Jan-2010	30,000	7.00	5-Jan-2015	3.63	2.16%	77.00%	3.60
	2010	20-Apr-2009	60,000	2.65	19-Apr-2014	3.63	1.55%	77.00%	1.23
Lorne Waldman, Corporate Secretary	2012	6-Mar-2012	15,000	6.69	05-Mar-2017	3.12	1.20%	65.79%	2.74
	2012	24-Nov-2011	15,000	7.27	24-Nov-2016	3.13	1.06%	67.74%	3.07
	2012	4-Jul-2011	15,000	9.20	04-Jun-2016	3.12	1.89%	66.85%	4.01
	2012	7-Apr-2011	15,000	14.96	07-Apr-2016	3.13	2.28%	68.19%	6.79
	2011	05-Jan-2011	15,000	12.16	04-Jan-2016	3.12	2.06%	70.42%	5.60
	2011	04-Oct-2010	30,000	8.23	03-Oct-2015	3.12	1.61%	72.77%	3.79
	2011	21-Apr-2010	15,000	7.40	20-Apr-2015	3.62	2.75%	76.20%	3.80
	2010	05-Jan-2010	30,000	7.00	05-Jan-2015	3.63	2.16%	77.00%	3.60
	2010	20-Apr-2009	60,000	2.65	19-Apr-2014	3.63	1.55%	77.00%	1.23

*All Options granted to the above Named Executive Officers vest over a four year period, with 6.25% of the Options vesting every quarter except for the three grants on April 20, 2009, January 5, 2010, and April 21, 2010, which vest over a three year period, with 8.3% of the Options vesting every quarter.
(8)	No compensation was paid to either Dr. Rui Feng or Myles Gao for services as a director of the Company in 2012, 2011, or 2010.

Outstanding Share-Based Awards and Option-Based Awards

The following table summarizes awards outstanding at fiscal year ended March 31, 2012, for each NEO.

	Option-Based Awards			Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price (CAD$)	Option Expiration Date	Value of Unexercised In- The-Money Options (1) (CAD$)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share- Based Awards that have not Vested (CAD$)
Dr. Rui Feng, Chairman, CEO and Director	150,000	6.74	10-Apr-2012	19,950	Nil	Nil
	195,000	2.65	19-Apr-2014	822,900	Nil	Nil
	97,500	7.00	5-Jan-2015	-	Nil	Nil
	48,750	7.40	20-Apr-2015	-	Nil	Nil
	100,000	8.23	3-Oct-2015	-	Nil	Nil
	80,000	12.16	4-Jan-2016	-	Nil	Nil
	80,000	14.96	7-Apr-2016	-	Nil	Nil
	100,000	9.20	4-Jun-2016	-	Nil	Nil
	100,000	7.27	24-Nov-2016	-	Nil	Nil
	250,000	6.69	5-Mar-2017	45,000	Nil	Nil
Myles Gao, COO, President and Director	150,000	6.74	10-Apr-2012	19,950	Nil	Nil
	100,000	5.99	1-Jul-2013	88,000	Nil	Nil
	150,000	2.65	19-Apr-2014	633,000	Nil	Nil
	75,000	7.00	5-Jan-2015	-	Nil	Nil
	37,500	7.40	20-Apr-2015	-	Nil	Nil
	75,000	8.23	3-Oct-2015	-	Nil	Nil
	40,000	12.16	4-Jan-2016	-	Nil	Nil
	40,000	14.96	7-Apr-2016	-	Nil	Nil
	40,000	9.20	4-Jun-2016	-	Nil	Nil
	40,000	7.27	24-Nov-2016	-	Nil	Nil
	40,000	6.69	5-Mar-2017	7,200	Nil	Nil
Shaoyang Shen, VP China Operations	2,500	5.99	1-Jul-2013	2,200	Nil	Nil
	20,834	2.65	19-Apr-2014	87,919	Nil	Nil
	17,500	7.00	5-Jan-2015	-	Nil	Nil
	11,250	7.40	20-Apr-2015	-	Nil	Nil
	26,250	8.23	3-Oct-2015	-	Nil	Nil
	10,000	12.16	4-Jan-2016	-	Nil	Nil
	10,000	9.20	4-Jun-2016	-	Nil	Nil
	10,000	7.27	24-Nov-2016	-	Nil	Nil
	10,000	6.69	5-Mar-2017	1,800	Nil	Nil
Maria Tang, CFO	30,000	3.05	1-Oct-2013	114,600	Nil	Nil

	Option-Based Awards			Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price (CAD$)	Option Expiration Date	Value of Unexercised In- The-Money Options (1) (CAD$)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share- Based Awards that have not Vested (CAD$)
	30,000	2.65	19-Apr-2014	126,600	Nil	Nil
	30,000	7.00	5-Jan-2015	-	Nil	Nil
	15,000	7.40	20-Apr-2015	-	Nil	Nil
	30,000	8.23	3-Oct-2015	-	Nil	Nil
	15,000	12.16	4-Jan-2016	-	Nil	Nil
	15,000	14.96	7-Apr-2016	-	Nil	Nil
	15,000	9.20	4-Jun-2016	-	Nil	Nil
	15,000	7.27	24-Nov-2016	-	Nil	Nil
	15,000	6.69	5-Mar-2017	2,700	Nil	Nil
Lorne Waldman, Corporate Secretary	10,000	6.95	1-Oct-2012	-	Nil	Nil
	5,000	5.99	1-Jul-2013	4,400	Nil	Nil
	25,000	2.65	19-Apr-2014	105,500	Nil	Nil
	30,000	7.00	5-Jan-2015	-	Nil	Nil
	15,000	7.40	20-Apr-2015	-	Nil	Nil
	30,000	8.23	3-Oct-2015	-	Nil	Nil
	15,000	12.16	4-Jan-2016	-	Nil	Nil
	15,000	14.96	7-Apr-2016	-	Nil	Nil
	15,000	9.20	4-Jun-2016	-	Nil	Nil
	15,000	7.27	24-Nov-2016	-	Nil	Nil
	15,000	6.69	5-Mar-2017	2,700	Nil	Nil

(1)	The closing price of the Company’s Common Shares on the Toronto Stock Exchange (“TSX”) on March 31, 2012, was CAD$6.87.

Incentive Plan Awards – Value Vested or Earned during the Year

Name	Option-Based Awards – Value vested during the year (CAD$)	Share-Based Awards – Value vested during the year (CAD$)	Non-Equity Incentive Plan Compensation – Value earned during the year (CAD$)
Dr. Rui Feng Chairman, CEO and Director	668,261	Nil	Nil
Myles Gao COO, President and Director	602,771	Nil	Nil
Shaoyang Shen VP, China Operations	205,884	Nil	Nil
Maria Tang CFO	296,665	Nil	Nil
Lorne Waldman Corporate Secretary	231,480	Nil	Nil

Option Repricing

There are no Options held by the NEOs that have been repriced.

Pension Plan Benefits

The Company does not provide any pension plan benefits.

Termination of Employment, Changes in Responsibility & Employment Contracts

Employment Contracts

The Company does not have any employment contracts with the NEOs other than as disclosed below.

Dr. Rui Feng, Chairman, Chief Executive Officer and Director

Dr. Rui Feng entered into a consulting agreement with SKN Resources Ltd. (the former name of the Company) dated May 1, 2003, to provide the following services: assisting in introducing Company management and personnel to Chinese geological personnel; assisting in reviewing and acquiring mineral properties in China; and assisting in negotiating agreements, including mining agreements. Dr. Rui Feng’s consultancy fee, as stipulated under the agreement was initially CAD$700 per day, plus applicable taxes, for each day services were provided to the Company. In addition, the agreement provides Dr. Rui Feng with Options, finder’s fees or bonuses, in amounts to be determined by the Board of Directors, for bringing mineral resource acquisition opportunities to the Company. All travel and other expenses incurred in connection with the provision of services are reimbursable.

Dr. Rui Feng is prohibited, during the term of the agreement and for a period of two (2) years thereafter, from acquiring any interest, direct or indirect, through associates or affiliates, in any exploration concessions, mining claims, leases, mining rights, interest in land, fee lands, surface rights or water rights within ten (10) kilometres of any property in which the Company has an interest at the time of execution of, or acquires during the term of, the agreement. Under the agreement either party may terminate the agreement for any reason upon 30 days written notice.

The initial term of the agreement was one year without any formal renewal provisions. The agreement has been renewed and Dr. Rui Feng’s current billing rate is CAD$50,000 per month, as approved by the Board of Directors of the Company.

Myles Gao, President, Chief Operating Officer and Director

Myles Gao entered into a consulting agreement with SKN Resources Ltd. (the former name of the Company) dated March 1, 2004, to provide services ancillary to the office of President by a company customarily listed on the TSX Venture Exchange.

Myles Gao’s consultancy fee, as stipulated under the agreement, was initially CAD$10,000 per month, plus applicable taxes. In addition, the agreement provides Myles Gao with Options, in amounts to be determined by the Board of Directors. All travel and other expenses properly incurred in connection with the provision of services are reimbursable.

Myles Gao is prohibited, during the term of the agreement and for a period of two (2) years thereafter, from acquiring any interest, direct or indirect, through associates or affiliates, in any exploration concessions, mining claims, leases, mining rights, interest in land, fee lands, surface rights or water rights within ten (10) kilometres of any property in which the Company has an interest at the time of execution of, or acquires during the term of, the agreement.

The initial term of the agreement was one year without any formal renewal provisions. The agreement has been renewed and Myles Gao’s current billing rate is CAD$33,000 per month, as approved by the Chief Executive Officer of the Company.

Under the terms of the agreement, either party may terminate the agreement upon thirty (30) days written notice to the other party, with no obligations of the Company to Myles Gao, other than for services performed up to the date of the termination.

Shaoyang Shen, Vice President, China Operations

Silvercorp entered into a two- year employment agreement to engage Shaoyang Shen as General Manager, China Operations of the Company effective January 1, 2008, at a base salary of CAD$132,000 per annum, to be reviewed every two years. Currently Shaoyang Shen has a two-year employment agreement with the Company as Vice President, China Operations commencing January 1, 2012 with a salary of CAD$200,000 per annum. Shaoyang Shen is entitled to two weeks’ vacation annually, reimbursement of reasonable expenses incurred in connection with the performance of duties, and Options and bonuses. The agreement may be terminated by the Company or Shaoyang Shen upon one month’s notice. Shaoyang Shen has also agreed to a “Non-Competition Period” of twelve (12) months after the termination of his employment agreement.

Maria Tang, Chief Financial Officer

Silvercorp entered into an employment agreement to engage Maria Tang as Chief Accountant of the Company effective October 1, 2008, at a base salary of CAD$145,000 per annum, to be reviewed annually, and her current salary is CAD$240,000 per annum. Maria Tang is entitled to three weeks’ vacation annually, reimbursement of reasonable expenses incurred in connection with the performance of duties, and Options and bonuses. The agreement may be terminated by the Company or Maria Tang upon one month’s notice within the first year and an additional month’s notice thereafter for each full or partial year of employment completed. Maria Tang assumed the title of Interim Chief Financial Officer upon the resignation of the prior Chief Financial Officer and was confirmed as Chief Financial Officer as of August 13, 2010. Maria Tang has also agreed to a “Non-Competition Period” of twelve (12) months after the termination of her employment agreement.

Lorne Waldman, Corporate Secretary

Silvercorp entered into an employment agreement to engage Lorne Waldman as Corporate Secretary, effective September 10, 2007, at a base salary of CAD$130,000 per annum, to be reviewed annually. The base salary has since been increased to CAD$240,000 per annum. Lorne Waldman is entitled to four weeks’ vacation annually, reimbursement of reasonable expenses incurred in connection with the performance of duties, and Options and bonuses. The agreement may be terminated by Lorne Waldman upon one month’s notice, and by the Company without just cause with a termination payment equal to four months adjusted base salary, increasing after four years of service by one additional month per year of service up to a maximum of twelve (12) months.

Change of Control Agreements

The Company has entered into Change of Control Agreements with each of Dr. Rui Feng, Myles Gao, Maria Tang and Lorne Waldman. The terms of the Change of Control Agreements provide that if an executive officer’s employment agreement or consulting agreement, as applicable, is terminated, other than for cause, within 18 months after a Change of Control, the executive officer shall be entitled to a lump sum payment equal to 18 months base compensation (24 months for Dr. Rui Feng), plus other sums owed for arrears of compensation and if awarded, bonus, continuation of benefits for 18 months (24 months for Dr. Rui Feng), and immediate vesting of all outstanding Options.

The Change of Control Agreements deem a “Change of Control” to occur if: (i) a merger, amalgamation, arrangement, consolidation, reorganization or transfer takes place in which equity securities of the Company possessing more than 50% of the total voting power of the Company are acquired by a person or persons different from the persons holding those equity securities immediately prior to such transaction, and the composition of the Board of Directors following such transaction is such that the directors of the Company prior to the transaction constitute less than 50% of the Board membership following the transaction; (ii) any person, or any combination of persons acting jointly or in concert shall acquire or hold, directly or indirectly, 25% or more of the voting rights attached to all outstanding equity securities; (iii) any person, or any combination of persons acting jointly or in concert shall acquire or hold, directly or indirectly, the right to appoint a majority of the directors of the Company; or (iv) if the Company sells, transfers or otherwise disposes of all or substantially all of its assets.

Quantified Impact of Termination and Change of Control Provisions

If a Change of Control of the Company had occurred on March 31, 2012, the total estimated cash cost to the Company of related payments to the NEOs, (which includes the accelerated option based award value) is estimated at $2,754,406. The following table shows estimated incremental payments in Canadian dollars triggered pursuant to termination of employment of a NEO in accordance with the termination provisions described above:

	Name	Termination Without Cause Under Employment Agreement Provision Value(1)(2)(3)	Termination on Change of Control Provision Value(1)(2)(3)
Dr. Rui Feng		$50,352	$1,322,835
Myles Gao		$33,233	$658,560
Maria Tang		$70,493	$386,506
Lorne Waldman		$90,634	$386,506
(1)	The termination values assume that the triggering event took place on the last business day of the Company’s financial year-end (March 31, 2012).
(2)

The accelerated option-based award value on the last business day of the Corporation’s year-end (March 31, 2012) was calculated based on the difference between the value of the Options that would have vested and the closing price of the Company’s Common Shares on the TSX on March 31, 2012, of CAD$6.87.

(3)	Value of earned/unused vacation and amounts owing for expense reimbursement are not included as they are not considered ‘‘incremental’’ payments made in connection with termination of employment.

No new actions, decisions, or policies were made after the end of the last financial year to affect a readers understanding of an NEO’s compensation for the year ended March 31, 2012.

Compensation Discussion and Analysis

During the 2012 fiscal year, total compensation paid to the Named Executive Officers has increased to $5,727,829 from $4,069,820 in fiscal 2011 and $2,437,127 in fiscal 2010. During the 2012 fiscal year, total compensation paid to the Named Executive Officers increased primarily as a result of: (i) payment of annual bonuses totalling $896,274 compared to $827,082 in fiscal 2011 and no annual bonus was paid in fiscal 2010: and (ii) the increase in the value of stock option grants to $3,218,763 compared to $2,168,323 in fiscal 2011 and $1,447,587 in fiscal 2010.

The Company’s executive compensation program is overseen by the Compensation Committee of the Board of Directors. See “Compensation Committee” above for a description of the composition of the Compensation Committee. The Compensation Committee is responsible for making recommendations to the Board with respect to the compensation of executive officers of the Company as well as with respect to the Company’s stock option plan (the “Plan”). The Committee also assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company.

In carrying out this mandate, the Committee assesses on an annual basis the performance of the CEO, relative to both industry performance and overall Company performance, and compares total compensation to compensation paid by comparable companies.

In compensating its executive officers, packages are structured to enhance shareholder value and provide incentives that are commensurate with desired performance. The Company has employed a combination of base compensation and equity participation through its stock option plan. In addition, the Company from time to time awards some of the executive officers, or companies controlled by executive officers, performance bonuses for the year. The Company does not offer securities purchase programs, shares or units that are subject to restrictions on resale or other incentive plans, and, except for Options, focuses on annual, rather than long-term, compensation.

The Compensation Committee attempts to ensure that the compensation packages for executive officers and the overall equity participation plan are in line with publicly listed mining and mineral exploration companies of a comparable size and with operations at a similar or a more advanced stage. The Compensation Committee does not rely on any formula, or objective criteria and analysis to determine an exact amount of compensation to pay. Compensation decisions are made through discussion by the Compensation Committee, with input from the CEO, with the final recommendations of the Compensation Committee being submitted to the Board of Directors for further discussion and final approval. The target is for the total compensation package granted to the CEO to be approximately in the middle range of other comparably sized mining companies; however, there is no fixed formula, or pre-determined set of peer companies that is used for this determination.

The Compensation Committee considered the implications of the risks associated with the Company’s compensation policies and practices and concluded that, given the nature of the Company’s business and the role of the Compensation Committee in overseeing the Company’s executive compensation practices, the compensation policies and practices do not serve to encourage any NEO or individual at a principal business unit or division to take inappropriate or excessive risks, and no risks were identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

No NEOs or directors are permitted to purchase financial instruments including forward contracts, equity swaps, collars, or like instruments, that are designed to hedge against a decrease in market value of securities of the Company granted to such director or NEO as compensation.

Base Compensation

In the Compensation Committee’s view, paying base compensation that is competitive in the market in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. During fiscal 2012 the Compensation Committee recommended to the Board of Directors that the base compensation for the CEO be increased, starting October 1, 2011, to CAD$600,000 per year. The decision to increase compensation was supported by market data included in a salary survey compiled by a large international accounting firm. The assessment was completed by comparing the Company’s CEO salary with that of all Canadian mining companies with similar employee levels. The Compensation Committee currently delegates authority to establish base salaries for other executive officers to the CEO.

Short Term Incentive Plan

The Company does not maintain any short term incentive plans for its NEOs but does award performance bonuses, as discussed below.

Option-Based Awards

The Company believes that encouraging its executive officers and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company’s Plan. Options are granted to executive officers taking into account a number of factors, including the amount and terms of Options previously granted, base compensation, performance bonuses, if any, and competitive factors. During the 2012 fiscal year, the Board granted optionees Options to purchase 1,380,500 Common Shares, representing 0.8% of the outstanding Common Shares of the Company at year-end.

All Options granted were granted at or above market prices, with a term of five years, and vesting in equal quarterly amounts over either a three or four-year vesting period. Suggested granting of Options is made by the CEO to the Compensation Committee, which considers the input of the CEO and then submits a recommendation for the grant of Options to the Board of Directors for final approval.

Performance Bonuses

Executive compensation in the form of performance bonuses awarded is related in part to the Company’s performance and in part to the executive’s contribution. It is difficult in the mining industry, where growth of the Company is dependent on projects that take many years to move from exploration into production, to quantitatively measure the Company’s performance over a year-to-year time period. However, it is possible to apply a combination of qualitative and quantitative metrics to this process, and the Company measures its performance by reviewing such items as:

  Earnings per share, cash flow per share and overall financial performance;

  Growth in the Company’s total resources and reserves;

  Development progress on the Company’s projects;

  The ability of the Company to recruit and attract professionals who are recognized as leaders within their sector;

  Confidence of the investment community in the Company; and

  Absence of negative dealings with respect to environmental issues, safety issues or regulatory agencies.

Considerations for performance bonus awards made during the fiscal 2012 year were based primarily on three elements during fiscal 2011: (1) share performance; (2) Company performance, and (3) executive officers’ performance. The Committee noted record sales and profits, improved gross profit margins, record silver production, increased resources in contemplating the bonus to award the CEO for fiscal 2011 performance and therefore recommended awarding the CEO a performance bonus of CAD$500,000 which is equal to 83% of his base salary for fiscal 2012.

The Committee delegated authority to establish performance bonuses for other officers to the CEO and a total of $392,749 in bonuses were awarded to all other NEOs in fiscal 2012.

Performance Graph

The Common Shares of the Company commenced trading on the TSX on October 24, 2005, under the symbol “SVM” and prior to that time traded on the TSX Venture Exchange. The Common Shares also trade on the NYSE, also under the symbol SVM. The following chart compares the total cumulative shareholder return for CDN$100 invested in Common Shares of the Company on April 1, 2005, with the cumulative total return of the S&P/TSX Composite Index and S&P/TSX Global Gold Index for the period from April 1, 2005 to March 31, 2012. The Common Share performance as set out in the graph does not necessarily indicate future price performance and does not factor in the payment of dividends by Silvercorp to its shareholders.

The Company does take into account overall share price performance in determining executive compensation amounts; however, share price performance is just one of the many factors, as discussed above, that the Company takes into consideration. Overall, the base salaries, or consulting fees, for the Named Executive Officers have had an upward trend, however at a rate lower than the upward trend in the share performance graph below. However, there is not a direct correlation between the Company’s share price performance and the amount of compensation paid to Named Executive Officers.

Cumulative Total Return

For Date	March 31, 2005	March 31, 2006	March 31, 2007	March 31, 2008	March 31, 2009	March 31, 2010	March 31, 2011	March 31, 2012
SVM	100.00	1,015.38	949.23	1,233.85	349.23	1,072.31	2,170.77	1,056.92
S&P/TSX Composite Index	100.00	125.99	136.96	138.88	90.72	125.23	146.85	128.92
S&P/TSX Global Gold Index	100.00	153.97	157.60	173.04	174.57	162.72	204.93	173.35

For Date	March 31, 2005	March 31, 2006	March 31, 2007	March 31, 2008	March 31, 2009	March 31, 2010	March 31, 2011	March 31, 2012
SVM Closing Price*	0.65	6.60	6.17	8.02	2.27	6.97	14.11	6.87
S&P/TSX Composite Index	9,612.38	12,110.61	13,165.50	13,350.13	8,720.39	12,037.73	14,116.10	12,392.18
S&P/TSX Global Gold Index	194.06	298.80	305.83	335.81	338.77	315.77	397.69	336.40

* CAD$ Closing share price adjusted for three-for-one stock split effective October 31, 2007.

Compensation of Directors

The Board of Directors has approved a Directors’ compensation package that pays each non-executive director CAD$41,250 per year. In addition, committee chairpersons are paid an additional CAD$8,250 per year, with the Chairman of the Audit Committee receiving an additional CAD$24,750 per year. The Company has no formal plans pursuant to which cash or non-cash compensation was paid or distributed to executive officers for their roles as directors during the most recently completed financial year. The Compensation Committee reviews the Directors’ compensation package on an annual basis and makes recommendations to the board of directors regarding director compensation when required.

During the fiscal 2012, the Compensation Committee recommended an increase of director’s and committee chair compensation by ten percent. Total director compensation increased to CAD$930,382 in fiscal 2012 compared to CAD$554,604 in fiscal 2011. The main reasons for the increase were (i) payments of CAD$178,800 to certain directors for acting as independent directors on a Special Committee formed in September 2011 to review the allegations issued by two anonymous sources in September respecting the Company’s financial position; (ii) a general 10% increase in annual compensation; (iii) the addition of a seventh director, and (iv) bonuses of CAD$80,000 paid to directors during fiscal 2012. The Company has no pension plan or other arrangement for non-cash compensation to the Directors, except Options.

The following table sets out compensation paid to directors in the financial year ended March 31, 2012:

Director compensation table(1)

Name	Fees earned (CAD$)	Share- based awards (CAD$)	Option- based awards (CAD$)	Non-equity incentive plan compensation (CAD$)	Pension value (CAD$)	All other compensation (CAD$)	Total (CAD$)
S. Paul Simpson(2)	167,650	Nil	107,566(4)	Nil	Nil	Nil	275,216
Earl Drake(2)	74,375	Nil	74,539(4)	Nil	Nil	Nil	148,914
Yikang Liu	47,500	Nil	74,539(4)	Nil	Nil	Nil	122,039
Robert Gayton(2)	150,213	Nil	100,717(4)	Nil	Nil	Nil	250,930
David Kong (3)	20,719	Nil	112,564(4)	Nil	Nil	Nil	133,283
Total	460,457		469,925(4)				930,382
(1)	Disclosure about compensation payable to Dr. Rui Feng and Myles Gao in their capacities as directors has already been disclosed above under the heading “Summary Compensation Table”.
(2)

Fees earned include compensation for services as an independent director on a Special Committee formed in September 2011 to review allegations issued by two anonymous sources in September respecting the Company’s financial position.

(3)	David Kong was appointed as a director and chairman of the Audit Committee on November 24, 2011.
(4)

The Company has adopted IFRS 2 – Share Based Payments to account for the issuance of Options to employees and non-employees. The fair value of Options is estimated at the grant date using the Black-Scholes Option Pricing Model which requires the input of a number of assumptions. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the control of the Company. The following summarizes the key assumption used to calculate the fair value of each set of Options granted to directors, who are not NEOs, during the financial year ended March 31, 2012:

Name	Grant Date	Options Granted	Exercise price (CAD$)	Expired Date	Weighted average expected lives (years)	Weighted average risk free rates	Weighted average volatilities	Weighted average fair value per option (CAD$)
S. Paul Simpson	06-Mar-2012	7,500	6.69	05-Mar-2017	3.12	1.20%	65.79%	2.74
	24-Nov-2011	7,500	7.27	24-Nov-2016	3.13	1.06%	67.74%	3.07
	04-Jul-2011	7,500	9.20	04-Jun-2016	3.12	1.89%	66.85%	4.01
	07-Apr-2011	5,000	14.96	07-Apr-2016	3.13	2.28%	68.19%	6.79
Earl Drake	06-Mar-2012	5,000	6.69	05-Mar-2017	3.12	1.20%	65.79%	2.74
	24-Nov-2011	5,000	7.27	24-Nov-2016	3.13	1.06%	67.74%	3.07
	04-Jul-2011	5,000	9.20	04-Jun-2016	3.12	1.89%	66.85%	4.01
	07-Apr-2011	3,750	14.96	07-Apr-2016	3.13	2.28%	68.19%	6.79
Yikang Liu	06-Mar-2012	5,000	6.69	05-Mar-2017	3.12	1.20%	65.79%	2.74
	24-Nov-2011	5,000	7.27	24-Nov-2016	3.13	1.06%	67.74%	3.07
	04-Jul-2011	5,000	9.20	04-Jun-2016	3.12	1.89%	66.85%	4.01
	07-Apr-2011	3,750	14.96	07-Apr-2016	3.13	2.28%	68.19%	6.79
Robert Gayton	06-Mar-2012	5,000	6.69	05-Mar-2017	3.12	1.20%	65.79%	2.74
	24-Nov-2011	7,500	7.27	24-Nov-2016	3.13	1.06%	67.74%	3.07
	04-Jul-2011	7,500	9.20	04-Jun-2016	3.12	1.89%	66.85%	4.01
	07-Apr-2011	5,000	14.96	07-Apr-2016	3.13	2.28%	68.19%	6.79
David Kong	06-Mar-2012	7,500	6.69	05-Mar-2017	3.12	1.20%	65.79%	2.74
	24-Nov-2011	30,000	7.27	24-Nov-2016	3.13	1.06%	67.74%	3.07

The Company grants Options from time to time at the discretion of the Board to its Directors, in accordance with the policies of the TSX and its Plan.

Outstanding Share-Based Awards and Option-Based Awards in Fiscal 2012

The following table summarizes awards outstanding at fiscal year ended March 31, 2012, for each non-executive Director.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price (CAD$)	Option Expiration Date	Value of Unexercised In- The-Money Options (1) (CAD$)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share- Based Awards that have not Vested (CAD$)
S. Paul Simpson	30,000	6.74	10-Apr-2012	3,990	Nil	Nil
	20,000	5.99	1-Jul-2013	17,600	Nil	Nil
	40,000	2.650	19-Apr-2014	168,800	Nil	Nil
	20,000	7.00	5-Jan-2015	-	Nil	Nil
	10,000	7.40	20-Apr-2015	-	Nil	Nil
	10,000	8.23	3-Oct-2015	-	Nil	Nil
	5,000	12.16	4-Jan-2016	-	Nil	Nil
	5,000	14.96	7-Apr-2016	-	Nil	Nil
	7,500	9.20	4-Jun-2016	-	Nil	Nil
	7,500	7.27	24-Nov-2016	-	Nil	Nil
	7,500	6.69	5-Mar-2017	1,350	Nil	Nil
Earl Drake	30,000	6.74	10-Apr-2012	3,990	Nil	Nil
	20,000	5.990	1-Jul-2013	17,600	Nil	Nil
	30,000	2.65	19-Apr-2014	126,600	Nil	Nil
	15,000	7.000	5-Jan-2015	-	Nil	Nil
	7,500	7.40	20-Apr-2015	-	Nil	Nil
	7,500	8.23	3-Oct-2015	-	Nil	Nil
	3,750	12.16	4-Jan-2016	-	Nil	Nil
	3,750	14.96	7-Apr-2016	-	Nil	Nil
	5,000	9.20	4-Jun-2016	-	Nil	Nil
	5,000	7.27	24-Nov-2016	-	Nil	Nil
	5,000	6.69	5-Mar-2017	900	Nil	Nil
Yikang Liu	20,000	5.99	1-Jul-2013	17,600	Nil	Nil
	2,500	2.65	19-Apr-2014	10,550	Nil	Nil
	15,000	7.000	5-Jan-2015	-	Nil	Nil

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price (CAD$)	Option Expiration Date	Value of Unexercised In- The-Money Options (1) (CAD$)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share- Based Awards that have not Vested (CAD$)
	7,500	7.40	20-Apr-2015	-	Nil	Nil
	7,500	8.23	3-Oct-2015	-	Nil	Nil
	3,750	12.16	4-Jan-2016	-	Nil	Nil
	3,750	14.96	7-Apr-2016	-	Nil	Nil
	5,000	9.20	4-Jun-2016	-	Nil	Nil
	5,000	7.27	24-Nov-2016	-	Nil	Nil
	5,000	6.69	5-Mar-2017	900	Nil	Nil
Robert Gayton	30,000	3.05	1-Oct-2013	114,600	Nil	Nil
	40,000	2.65	19-Apr-2014	168,800	Nil	Nil
	20,000	7.00	5-Jan-2015	-	Nil	Nil
	10,000	7.40	20-Apr-2015	-	Nil	Nil
	10,000	8.23	3-Oct-2015	-	Nil	Nil
	5,000	12.16	4-Jan-2016	-	Nil	Nil
	5,000	14.96	7-Apr-2016	-	Nil	Nil
	7,500	9.20	4-Jun-2016	-	Nil	Nil
	7,500	7.27	24-Nov-2016	-	Nil	Nil
	5,000	6.69	5-Mar-2017	900	Nil	Nil
David Kong	30,000	7.27	24-Nov-2016	-	Nil	Nil
	7,500	6.69	5-Mar-2017	1,350	Nil	Nil
(1)	The closing price of the Company’s Common Shares on the TSX on March 31, 2012, was CAD$6.87.

Incentive Plan Awards – Value Vested or Earned during the Year

Name	Option-Based Awards – Value vested during the year (CAD$)	Share-Based Awards – Value vested during the year (CAD$)	Non-Equity Incentive Plan Compensation – Value earned during the year (CAD$)
S. Paul Simpson	148,826	Nil	Nil
Earl Drake	116,317	Nil	Nil
Yikang Liu	116,317	Nil	Nil
Robert Gayton	186,055	Nil	Nil
David Kong	506	Nil	Nil

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER AND DESCRIPTION OF EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the Plan which was previously approved by the shareholders on November 14, 2002, and amended by shareholders on October 20, 2004, October 24, 2005, and August 24, 2006. At the 2009 annual general meeting, shareholders approved a new Amendment to the Plan in order to, amongst other things; convert the Plan into a “rolling 10% plan” from a “fixed number plan”. At March 31, 2012, there were 3,834,253 Options outstanding (representing 2.2% of the Company’s issued and outstanding Common Shares) and 13,233,944 Options available for future issuance under the Plan.

The Plan has been established to attract and retain directors, officers, employees and consultants to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company. The Plan is administered by the directors and the Corporate Governance and Compensation Committee of the Company.

The Board, or a committee appointed for such purposes, may from time to time designate, by resolution, to bona fide Employees, Consultants, Officers or Directors (collectively, the “Eligible Persons”), or corporations employing or wholly owned by such Eligible Persons options to acquire Common Shares in such numbers, for such terms and at such exercise prices as may be determined by the Board or such committee. The purpose of this Plan is to attract and retain Eligible Persons and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company through Options granted under the Plan to purchase Common Shares.

The maximum number of Common Shares that may be reserved for issuance for all purposes under the Plan is 10% of the issued and outstanding Common Shares, from time to time. Any Common Shares subject to an Option which for any reason is cancelled or terminated without having been exercised will again be available for grant under the Plan. Additionally if any Option has been exercised, the number of Common Shares into which such Option was exercised will become available to be issued upon the exercise of Options subsequently granted under the Plan. Thus upon exercise of an Option, the same number of Common Shares underlying those Options would become available for issuance under the Plan.

The maximum number of Common Shares under the Plan and any other share compensation arrangement of the Company (i) issued to Insiders within any one year period, and (ii) issuable to Insiders at any time, may not exceed 10% of the company's issued and outstanding Common Shares. The maximum number of Common Shares issued to each Eligible Person under the Plan and under any other share compensation arrangement is limited to 5% of the Common Shares issued and outstanding at the time of the grant.

The Board may from time to time, subject to applicable law and to the prior approval, if required, of the TSX or any other regulatory body having authority over the Company or the Plan or, if required by the rules and policies of the TSX, the approval of the shareholders of the Company, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any Option granted under the Plan.

The Board has the authority under the Plan to establish the exercise price at the time each Option is granted. The exercise price of an Option may not be less than the closing market price for the Company’s Shares on the TSX on the trading day prior to the date of grant of the Options. The Board, or a committee appointed for such purposes, also has the authority under the Plan to determine other terms and conditions relating to the grant of the Options, including any applicable vesting provisions. The Plan also includes a specific amending provision that details the amendments to the Plan that may be made by the Board of Directors without shareholder approval and that detail certain amendments to the Plan that specifically require shareholder approval.

The term of the Options granted under the Plan shall expire on a date determined by the Board, which may not be later than 10 years from the date of grant of the Option. However, the Plan provides that Options that would otherwise expire during “no trading” periods (“Blackout Periods”) established by the Company will be extended for 10 business days after the Blackout Period expires.

All Options granted under the Plan are not assignable or transferable other than by will or the laws of succession, except that, if permitted by the rules and policies of the TSX, an optionee shall have the right to assign any Option granted to a trust, RRSP, RESP or similar legal entity. If an optionee ceases to be an Eligible Person for any reason whatsoever other than death, each Option held by such optionee will cease to be exercisable 90 days following the termination date (being the date on which such optionee ceases to be an Eligible Person). If an optionee dies, the legal representative of the optionee may exercise the optionee’s Options within one year after the date of the optionee’s death but only up to and including the original Option expiry date.

The following table sets out equity compensation plan information as at the end of the financial year ended March 31, 2012:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted- Average Exercise Price of Outstanding Options, Warrants and Rights (CAD$) (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,834,253 Common Shares	$7.23	13,233,944 Common Shares
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	3,834,253 Common Shares	$7.23	13,233,944 Common Shares

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS
AND SENIOR OFFICERS

During the Company's last completed financial year ended March 31, 2012, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any of the foregoing persons has been indebted to the Company or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or executive officers (or private companies controlled by them, either directly or indirectly) of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Information Circular, since the commencement of the Company's most recently completed financial year, no informed person of the Company, nominee for election as a director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as, it has purchased, redeemed or otherwise acquired any of its Common Shares.

APPOINTMENT OF AUDITORS

It is proposed that Ernst & Young, LLP, Chartered Accountants of Vancouver, BC, be reappointed as the auditors of the Company to hold office until the next annual general meeting of the shareholders of the Company or until a successor is appointed, and that the directors be authorized to determine the auditor’s remuneration.

Unless otherwise specified, the persons named in the enclosed Proxy will vote for the appointment of Ernst & Young, Chartered Accountants, of Vancouver, BC, as auditor of the Company until the next Annual General Meeting of shareholders, at a remuneration to be fixed by the Directors.

[NTD: If management functions of Silvercorp or any of its subsidiaries are to any substantial degree performed other than by its directors or executive officers, please advise as details on any such arrangement must be disclosed to meet form requirements.]

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the System for Electronic Document Analysis and Retrieval (SEDAR) (www.sedar.com).

Financial information regarding the Company and its affairs is provided in the Company’s comparative financial statements and management discussion and analysis (“MD&A”) for its financial year ended March 31, 2012. Shareholders may contact the Company at the address set out on the face page of this Information Circular to request free copies of the Company’s financial statements and MD&A. Alternatively, they can be found at www.sedar.com and the Company’s website at www.silvercorp.ca.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the Directors of the Company.

Dated at Vancouver, British Columbia, this 17th day of August, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

“Dr. Rui Feng”
Dr. Rui Feng, Chairman, CEO and Director

SCHEDULE “1”

THE BOARD OF DIRECTORS CHARTER

The Board is responsible for the stewardship of the Company and for the oversight of its management and affairs.

Directors shall exercise their best business judgment in a manner consistent with their fiduciary duties. The Board’s primary responsibilities, which are discharged directly and through delegation to its Committees, include the following:

  To act honestly and in good faith with a view to the best interests of the Company.

  To exercise due care, diligence and skill that reasonably prudent persons would exercise in comparable circumstances.

  Consistent with its responsibilities to the Company, to further the interests of the shareholders.

  To consider business opportunities and risks, and to adopt strategic plans from time to time.

  To identify the principal risks of the Company’s business, and to implement an appropriate system to manage these risks.

  To develop an investor relations and shareholder communications policy for the Company.

  To oversee management’s adoption of effective internal control and management information systems.

  To review and approve annual and quarterly financial statements and the publication thereof by management.

  To approve operating plans and any capital budget plans.

  To select and approve all key executive appointments, and to monitor executive development.

  To develop the Company’s approach to corporate governance, including establishing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

  To adopt a code of conduct to govern employees and management in their activities for and on behalf of the Company.

  To promote a culture of integrity throughout the Company consistent with the adopted code of conduct.

  To take action on issues that by law or practice require the independent action of a Board or one of its Committees.

  To oversee management in its implementation of effective programs to provide a safe work environment, to employ sound environmental practices, and to operate in accordance with applicable laws, regulations and permits.

  To oversee management in its implementation of an effective communications policy with regard to investors, employees, the communities in which it operates and the governments of those communities.

SCHEDULE “2”

CORPORATE GOVERNANCE COMMITTEE CHARTER

The Company has established a Corporate Governance Committee of the Board of Directors which consists of three or more directors, a majority of whom shall be independent. The Committee meets at least annually, or more frequently as required.

The Committee’s mandate is to assist the Board in establishing and maintaining a sound system of corporate governance through a process of continuing assessment and enhancement.

The Committee’s duties and responsibilities are:

  To advise the Chairman of the Board and the Board on matters of corporate governance, including adherence to any governance guidelines or rules established by applicable regulatory authorities.

  To advise the Board on issues of conflict of interest for individual directors.

  To examine the effectiveness of the Company’s corporate governance practices at least annually and to propose such procedures and policies as the Committee believes are appropriate to ensure that the Board functions independently of management, management is accountable to the Board and procedures are in place to monitor the effectiveness of performance of the Board, committees of the Board and individual directors.

  To develop and review, together with the Chairman, CEO and the President of the Board, annual Board goals or improvement priorities.

  To identify and to recommend to the Board suitable candidates for nomination as new directors, and to review the credentials of directors standing for re-election.

  With assistance of management, to organize and provide an orientation program for new directors where appropriate.

  To periodically review the mandates of the Board and committees of the Board and determine what additional committees of the Board, if any, are required or appropriate.

  To develop such codes of conduct and other policies as are appropriate to deal with the confidentiality of the Company’s information, insider trading and the Company’s timely disclosure and other public company obligations.

  To take such other steps as the Committee decides are appropriate, in consultation with the Board, to ensure that proper corporate governance practices are in place for the Company, with reference to the Toronto Stock Exchange guidelines or recommendations and other regulatory requirements on corporate governance.

  To review its charter and assess annually the adequacy of this mandate, the effectiveness of its performance and, when necessary, and to recommend changes to the Board of Directors for its approval.

SCHEDULE “3”

COMPENSATION COMMITTEE CHARTER

The Compensation Committee of the Board of Directors consists of at least three Directors, a majority of whom shall be independent. The Committee meets at least annually, or more frequently as required.

The purpose of the Compensation Committee is to assist the Board in discharging its duties relating to compensation of the executive officers of the Company. The goals are to enable the Company to attract, retain and motivate the most qualified talent who will contribute to the long term success of the Company by aligning compensation with the Company’s business objectives and performance, and aligning incentives with the interests of shareholders to maximize shareholders’ value.

The Committee’s duties and responsibilities are:

  To make recommendations to the Board with respect to the compensation of senior management and executive officers of the Company.

  To review the compensation and benefits of the directors in their capacity as directors of the Company to ensure that such compensation reflects the responsibilities and risks involved in being a director.

  To review and make recommendations to the Board as to the general compensation and benefits policies and practices of the Company, including incentive stock options for all employees, consultants, directors and officers.

  To review the disclosure to be made of director and executive remuneration in the Management Information Circular.

  To ensure there are appropriate training, development and benefit programs in place for management and staff.

  To review and make recommendations to the Board for its approval on any special compensation and benefit arrangements.

  To review its compensation practices by comparing them to surveys of relevant competitors and to set objective compensation based on this review.

  To perform such other functions as the Board may from time to time assign to the Committee.

  To review its charter and assess annually the adequacy of this mandate, the effectiveness of its performance, and to recommend changes to the Board for its approval.

SCHEDULE “4”

AUDIT COMMITTEE CHARTER

I.	Purpose

The main objective of the Audit Committee is to act as a liaison between the Board and the Company’s independent auditors (the “Auditors”) and to assist the Board in fulfilling its oversight responsibilities with respect to (a) the financial statements and other financial information provided by the Company to its shareholders, the public and others; (b) the Company’s compliance with legal and regulatory requirements; (c) the qualification, independence and performance of the Auditors; and (d) the Company's risk management and internal financial and accounting controls, and management information systems.

Although the Committee has the powers and responsibilities set forth in this Charter, the role of the Committee is oversight. The members of the Committee are not full-time employees of the Company and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Committee to conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations.

II.	Organization

The Committee shall consist of three or more directors and shall satisfy the laws governing the Company and the independence, financial literacy, expertise and experience requirements under applicable securities law, stock exchange and any other regulatory requirements applicable to the Company.

The members of the Committee and the Chair of the Committee shall be appointed by the Board. A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. Matters decided by the Committee shall be decided by majority votes.

Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director.

The Committee may form and delegate authority to subcommittees when appropriate.

III.	Meetings

The Committee shall meet as frequently as circumstances require, but not less frequently than four times per year. The Committee shall meet at least quarterly.

The Committee may invite, from time to time, such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee.

The Company’s accounting and financial officer(s) and the Auditors shall attend any meeting when requested to do so by the Chair of the Committee.

IV.	Responsibilities

(1)	The Committee shall recommend to the Board of directors:

(a)	the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and

(b)	the compensation of the external auditor.

(2)

The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

(3)	The Committee must pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company's external auditor.

(4)	The Committee must review the Company's financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information.

(5)

The Committee must be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, other than the public disclosure referred to in subsection (4), and must periodically assess the adequacy of those procedures.

(6)	The Committee must establish procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(7)	An audit committee must review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.

V.	Authority

The Committee shall have the following authority:

(a)	to engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b)	to set and pay the compensation for any advisors employed by the Committee, and

(c)	to communicate directly with the internal and external auditors

APPENDIX “A”

CORPORATE GOVERNANCE DISCLOSURE OF

SILVERCORP METALS INC. (the “Company”)

	Governance Disclosure Guidelines under National Instrument 58-101 Disclosure of Corporate Governance Practices(“NI 58-101”)	Corporate Governance Practices of the Company
1.	Board of Directors
(a)	Disclose the identity of directors who are independent.	The following members of the board of directors of the Company (the “Board”) are considered to be “independent” within the meaning of NI 58-101: S. Paul Simpson, Earl Drake, Robert Gayton, David Kong, and Yikang Liu.
(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	The following directors are not independent for the reasons stated: Dr. Rui Feng is currently CEO and Chairman of the Company and Myles Gao is currently President and COO of the Company.
(c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.	A majority of the Company’s directors are independent, as five of the seven persons nominated as directors qualify as independent directors for the purposes of NI 58-101.
(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in the same jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Dr. Rui Feng is a director of New Pacific Metals Corp.; Robert Gayton is a director of each of Nevsun Resources Ltd., Amerigo Resources Ltd., B2Gold Corp., Quaterra Resources Inc., Eastern Platinum Ltd., Copper North Mining Corp., Western Copper and Gold Inc., and NorthIsle Copper and Gold Inc.; David Kong is a director of New Pacific Metals Corp., IDM International Limited , Hana Mining Ltd., Uranium Energy Corp., and Brazil Resources Inc.
(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non- independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.	The independent directors hold meetings at which non-independent directors and members of management are not in attendance at the end of every regularly scheduled board meeting. Four such meetings have been held since March 31, 2011.

	Governance Disclosure Guidelines under National Instrument 58-101 Disclosure of Corporate Governance Practices(“NI 58-101”)	Corporate Governance Practices of the Company
(f)	Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

Dr. Rui Feng, Chair of the Board, is not an independent director. The Board does not currently have an independent lead director.

The Board adopted a formal written mandate which defines its stewardship responsibilities to which all Board members strictly adhere are attached hereto as Schedule “1”. The Board also adopted position descriptions for the Chair, the Chair of each Board Committee and the CEO.

(g)	Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	The disclosure of the attendance record of each of the directors’ is disclosed in the Information Circular under the heading “Corporate Governance - Summary of Attendance of Directors”
2.	Board Mandate
Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The Board has adopted a formal written mandate which defines its stewardship responsibilities, which is attached to the Information Circular to which this Appendix “A” is attached as Schedule “1”.

In addition, the committees of the Board have adopted formal written mandates that define their roles and responsibilities. The mandates are attached to the Information Circular to which this Appendix “A” is attached as: Schedule “2” Corporate Governance Committee Charter; Schedule “3” Compensation Committee Charter; and Schedule “4” Audit Committee Charter.

3.	Position Descriptions
(a)	Disclose whether or not the Board has developed written position descriptions for the Chair and the Chair of each Board committee. If the Board has not developed written position descriptions for the Chair and/or the Chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.	The Board has developed written position descriptions for the Chair and the Chair of each Board Committee.
(b)	Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.	The Board and CEO have adopted a written position description for the CEO.

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4.	Orientation and Continuing Education
(a)	Briefly describe what measures the Board takes to orient new directors regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

Each new director, on joining the Board, is given an outline of the nature of the Company’s business, its corporate strategy, current issues within the Company, the expectations of the Company concerning input from directors and the general responsibilities of the Company’s directors.

The Company provides new directors with an orientation program upon joining the Company that includes copies of relevant financial, technical, geological and other information regarding its properties, as well as meetings with management.

Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and developments, and to attend related industry seminars. The Company may also request that Board members be advised by counsel to the Company of their legal obligations as  directors of the Company. Directors have been and will continue to be given tours of the Company’s mines and development sites to give such directors additional insight into the Company’s business.

(b)	Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Directors have been and will continue to inspect the Company’s sites of mining operations, mine development, and exploration sites to give the directors an updated view of the Company’s business.

In addition, from time to time the Company instructs its general counsel and its Corporate Secretary to circulate to the Board members a memorandum summarizing new and evolving precedents applicable to directors of public companies with respect to their conduct, duties and responsibilities. Individual board members, the Corporate Secretary, and In-house Counsel from time to time attend continuing education courses to stay abreast of latest developments in corporate  governance and regulatory compliance issues.

5.	Ethical Business Conduct
(a)	Disclose whether or not the Board has adopted a written code for the directors, officers and	As part of its stewardship responsibilities, the Board approved a formal “Code of Business Conduct and

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employees. If the Board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

Ethics” (the “Code”) that is designed to deter wrong- doing and to promote honest and ethical conduct and full, accurate and timely disclosure. A copy of the Code is available on the Company’s website, www.silvercorp.ca, and may be obtained by contacting the Company at the address on the cover of this Information Circular or at www.sedar.com.

The Company’s Corporate Governance Committee is responsible for setting the standards of business conduct contained in the Code and for overseeing and monitoring compliance with the Code. The Code also sets out mechanisms for the reporting of unethical conduct.

The Code is applicable to all employees, consultants, officers and directors, regardless of their position with the Company, at all times and everywhere the Company does business. The Code provides that the Company’s employees, consultants, officers and directors will uphold its commitment to a culture of honesty, integrity and accountability.

The Board has not granted any waiver of the Code in favor of a director or executive officer, and no material change report has been required or filed in connection with the Code.

When proposed transactions or agreements in which directors or officers may have an interest, material or not, are presented to the Board, the directors are required to disclose any such interest and the persons who have such an interest are excluded from all discussion on the matter and are not permitted to vote on the proposal. All such interests in transactions or agreements involving senior management are dealt with by the Board, regardless of apparent immateriality.

The Board also adopted a formal “Code of Ethical Conduct for Financial Managers” that is applicable to all Financial Managers of the Company, being the Company’s Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller and persons performing similar functions.

Further, the Board approved and implemented a “Whistle Blower” process available to all directors, officers, employees, and any other party. The Chair

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of the Audit Committee monitors and reports any wrong doing to the Audit Committee. For the most recently completed financial year, no events were reportable through the “Whistle Blower” process. Anonymous reports of wrongdoing were investigated by a Special Committee, the main outcome of which was disclosed on October 24, 2011.

The Board approved and implemented a Corporate Disclosure Policy to ensure that communications to the investing public about the Company and its subsidiaries are timely, factual and accurate; and broadly disseminated in accordance with all applicable legal and regulatory requirements.

(b)	Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Directors must disclose to the Company’s general counsel any instances in which they perceive they have a material interest in any matter being considered by the Board; and if it is determined there is a conflict of interest, or that a material interest is held, the conflict must be disclosed to the Board. In addition, the interested Board member must refrain from voting and exit the meeting while the transaction at issue is being considered by the Board.
(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Company’s Corporate Governance Committee is responsible for setting the standards of business conduct contained in the Code and for overseeingand monitoring compliance with the Code.

The Board sets the tone for ethical conduct throughout the Company by considering and discussing ethical considerations when reviewing the corporate transactions of the Company.

6.	Nomination of Directors
(a)	Describe the process by which the Board identifies new candidates for Board nomination.

The Board is responsible for recommending candidates for nomination to the Board and its committees. The Corporate Governance Committee, which is composed entirely of independent directors, assists the Board by identifying and recommending to the Board suitable candidates for nomination as new directors.

The Board of Directors has adopted a majority voting policy as advocated by the Canadian Coalition for Good Governance. Each director nominee has

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agreed to tender their resignation from the board if they obtain less than a majority of votes in favour of their election in uncontested elections.
(b)	Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.	The Company’s Corporate Governance Committee is composed entirely of independent directors. New nominees must have one or more of the following attributes: a track record in general business management, particularly with public companies; special expertise in an area of strategic interest to the Company; and financial literacy. Nominees must also have the ability to devote the required time to the Company, show support for the Company’s mission and objectives, and have a willingness to serve the Company and its shareholders.
(c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Board is composed of individuals who will best serve the interest of the Company and assist management in achieving the Company’s goals. Members of the Board and representatives of the mining industry are often consulted for potential candidates.
7.	Compensation
(a)	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.	The Company’s CEO and Compensation Committee review overall compensation policies and make recommendations to the Board on the compensation of the Company’s CEO and directors. The Compensation Committee has delegated to the Chief Executive Officer authority to set compensation for other officers.
(b)	Disclose whether or not the Board has a Compensation Committee composed entirely of independent directors. If the Board does not have a Compensation Committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.	The Corporate Compensation Committee is comprised of three Directors who are independent. The Chair of the Compensation Committee is currently S. Paul Simpson.
(c)	If the Board has a Compensation Committee, describe the responsibilities, powers and operation of the Compensation Committee.	Disclosure about the responsibilities, powers and operation of the Compensation Committee is included in the Information Circular under the heading “Compensation Committee”.

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(d)	If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Within the last fiscal year, no consultants or advisors were retained to assist in determining compensation.

The Compensation Committee did purchase the 2011 Mining Industry Salary Survey compiled by a large international accounting firms to confirm the reasonableness of the CEO’s compensation package relative to other North American mining companies with similar revenues.

8.	Other Board Committees
	If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has no other committees other than as noted above. From time to time the Board will establish Special independent committees as required for good corporate governance.
9.	Assessments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Corporate Governance Committee, Compensation Committee, Audit Committee and the Board annually, and at such other times as they deem fit, monitor the adequacy of information given to directors, communications between the Board and management and the strategic direction and processes of the Board and its committees.

As part of the assessments, the Board and/or the committees review their respective charters and conduct reviews of applicable corporate policies.